Exhibit 99.1

News Release

MediWound Reports Second Quarter 2017 Financial Results

NexoBrid® sales double in first half of 2017

BARDA upsizes committed funding by additional $32 million, bringing total contract value to up to $132 million of non-dilutive financing

Conference call begins today at 8:30 a.m. Eastern time

YAVNE, Israel (August 3, 2017) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, reports financial results for the three and six months ended June 30, 2017.

Operational and Financial Highlights of second quarter 2017 and recent weeks include:

•	Total revenues for the second quarter of 2017 were $0.69 million, a 93% increase from $0.36 million in the second quarter of 2016, underscoring the continued growth of NexoBrid® sales
•
BARDA upsizes contract with MediWound and exercises its option to fund further NexoBrid® indications, committing an additional $32 million to support R&D activities, bringing total non-dilutive funding of up to $132 million

•	An independent study in Germany, which was published in a peer-reviewed health economics journal, demonstrates NexoBrid® reduces average burn treatment costs by nearly 30% versus standard of care
•
Poster Presentation Highlighting NexoBrid® Awarded "Best Poster" at the 52nd Congress of the Spanish Society of Aesthetic, Plastic and Reconstructive Surgery for data on functional outcomes following enzymatic debridement of hand burns

•	Enhances Board of Directors with experienced experts and executives in U.S. wound care market

Management Commentary

“In our second quarter, we continued to make progress in our commercial and clinical programs for NexoBrid and EscharEx.

“We are thrilled with BARDA’s increased commitment to NexoBrid.  This non-dilutive funding, totaling up to $132 million, provides significant support for our clinical development and manufacturing programs for several years.  In effect, BARDA’s financing will now fully fund our development programs for NexoBrid for the treatment of both adult and pediatric burns, thereby substantially reducing the requirement for MediWound’s investment in these programs. Consequently, we submitted the Children Innovative Debridement Phase 3 Study (CIDS) protocol to the FDA and are working to open additional clinical sites at U.S. pediatric burn centers in addition to the existing pediatric sites in Europe,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

“We completed enrollment of 38 patients into the second cohort of the Phase 2 trial of EscharEx, to demonstrate safety over extended periods of application, and expect to report topline results in early September. In tandem, we are working with several U.S. expert groups from different disciplines to optimize the pivotal program and plan to initiate our Phase 3 study in EscharEx in the first half of 2018.

“We are looking forward to our presence at the European Burn Association conference in Barcelona in early September.  Over 40 independent abstracts authored by burn specialists from all over Europe, highlighting NexoBrid, have been accepted for presentation at this premier scientific event.  We believe that this magnitude of independent body of information will be informative for burn specialists and further drive the introduction of NexoBrid into standard of care,” concluded Mr. Cohen.

Second Quarter Financial Results

Revenues for the second quarter of 2017 were $0.69 million, up 93% from the $0.36 million in revenues for the second quarter of 2016.

Gross profit for the second quarter of 2017 was $0.2 million, compared to a gross loss of $0.1 million, in the prior year period.

Research and development expenses, net of participations, for the second quarter of 2017 were $1.7 million, compared with $2.9 million for the second quarter of 2016.  The decrease in net research and development expenses was primarily due to a decrease of $1.0 million related to NexoBrid and EscharEx clinical trials, EscharEx non-clinical development and an increase of $0.2 million in participation by BARDA.

Sales, marketing and G&A expenses decreased to $2.2 million for the second quarter of 2017 from $3.7 million for the second quarter of 2016, primarily due to a reduction of $1.1 million related to marketing expenses associated with launch activities and a $0.4 decrease in non-cash share based compensation.

Operating loss for the second quarter of 2017 was $3.7 million, down 45% from $6.7 in the second quarter of 2016. The decrease was primarily due to improvements in gross margins and a decrease of about $2.7 million in operating expenses compared to the second quarter of 2016.

For the second quarter of 2017, the Company posted a net loss of $4.5 million, or $0.20 per share, compared with a net loss of $7.5 million, or $0.34 per share, for the second quarter of 2016. The decrease was primarily due to the decrease of $3.0 million in operating expenses.

Adjusted EBITDA, as defined below, for the second quarter of 2017 was a loss of $3.2 million, compared with a loss of $5.7 million for the second quarter of 2016.

First Half 2017 Financial Results

Revenues for the first half of 2017 were $1.2 million compared with $0.6 million for the first half of 2016, an increase of 101%.

Gross profit for the first half of 2017 was $0.4 million, compared with a gross loss of $0.2 million in the prior year period, a change of $0.6 million.

Research and development expenses, net of participations, were $3.4 million for the first half of 2017, compared with $3.9 million for the first half of 2016. The decrease was primarily due to a decrease of $0.9 million related to NexoBrid and EscharEx clinical trials and EscharEx non-clinical development, which was offset by a decrease of $0.4 million of participation from the Israeli Innovation Authority, resulted from revaluation of a contingent liability in 2016.

Selling, general and administrative expenses in the first half of 2017 decreased $2.3 million to $4.3 million from $6.6 million in the first half of 2016, primarily due to a reduction of $1.5 million related to marketing expenses associated with launch activities and a $0.8 decrease in non-cash share based compensation.

Operating loss for the first half of 2017 was $7.4 million, down 31% from $10.7 in the first half of 2016. The decrease was primarily due to the decrease in operating expenses and the positive change in gross profits in the first half of 2017 compared to the prior year period.

For the six months ended June 30, 2017, the Company posted a net loss of $8.8 million, or $0.40 per share, compared with a net loss of $11.3 million, or $0.52 per share, for the same period in 2016. The decrease was primarily due to a $3.3 million decrease in operating loss which was offset by an increase of $0.8 million net financial expenses, largely comprised of non-cash revaluation of contingent liabilities and changes in foreign currency exchange rates.

Adjusted EBITDA, as defined below, for the first half of 2017 was a loss of $6.4 million, compared with a loss of $8.7 million for the first half of 2016.

Balance Sheet Highlights

As of June 30, 2017, the Company had cash and short-term deposits of $20.9 million and working capital of $20.9 million.  The Company remained on budget and utilized $9.1 million in cash to fund operating activities during the first half of 2017.

Throughout 2017, the Company will continue to invest primarily in research and development efforts for NexoBrid, which is now fully funded by BARDA, and EscharEx for chronic wounds.  As a result of the increased funding by BARDA, we intend to allocate cash resources to advance the development of EscharEx and we expect that cash use for 2017 will be in the lower end of our $15.0 million to $17.0 million guidance.

Conference Call

MediWound management will host a conference call for investors today, August 3, 2017 beginning at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the call by dialing (877) 602-7189 (domestic) or (678) 894-3057 (international) and entering passcode 63004670. The call also will be broadcast live on the Internet on the Company's website at www.mediwound.com.

A replay of the call will be accessible two hours after its completion through August 4, 2017 by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering passcode 63004670. The call will also be archived on the Company website for 90 days at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company's performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and stock-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe and Israel, with plans for a launch in Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues.

MediWound's second innovative product, EscharEx® is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from the wealth of existing development data on NexoBrid®.  In two Phase 2 studies, EscharEx® has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.   For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka	Bob Yedid
Chief Financial and Operations Officer	Managing Director
MediWound	LifeSci Advisors
ir@mediwound.co.il	646-597-6989
bob@lifesciadvisors.com

-Tables to Follow –

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
Cash, cash equivalents and short term deposits	20,922	37,760	30,029
Accounts and other receivable	3,089	3,173	2,739
Inventories	1,124	1,160	844
	25,135	42,093	33,612
Long term deposits	75	129	103
Property, plant and equipment, net	1,425	1,270	1,276
Intangible assets, net	685	853	773
	2,185	2,252	2,152
	27,320	44,345	35,764
Trade payables and accrued expenses	2,121	2,919	3,320
Other payables	2,115	2,476	2,060
	4,236	5,395	5,380
Deferred revenues	966	1,021	1,023
Liabilities in respect of Israeli Innovation Authority grants net of current maturities	7,153	7,222	6,839
Contingent consideration for the purchase of shares net of current maturities	15,082	16,639	14,533
Severance pay liability, net	239	99	219
	23,440	24,981	22,614

Shareholders' equity (deficiency)	(356)	13,969	7,770
	27,320	44,345	35,764

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016

Revenues	1,227	610	687	356
Cost of revenues	824	829	484	425
Gross profit (loss)	403	(219)	203	(69)
Operating expenses:
Research and development, gross	6,622	7,473	3,181	4,243
Participation by IIA & BARDA	(3,187)	(3,543)	(1,517)	(1,306)
Research and development, net	3,435	3,930	1,664	2,937
Selling, general & administrative	4,334	6,555	2,242	3,694
Operating loss	(7,366)	(10,704)	(3,703)	(6,700)
Financial expenses, net	(1,410)	(581)	(759)	(811)
Loss for the period	(8,776)	(11,285)	(4,462)	(7,511)

Foreign currency translation adjustments	(17)	(3)	(14)	3
Total comprehensive loss	(8,793)	(11,288)	(4,476)	(7,508)

Net loss per share	(0.40)	(0.52)	(0.20)	(0.34)
Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	21,938	21,850	21,946	21,850

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cash Flows from Operating Activities:
Loss for the period	(8,776)	(11,285)	(4,462)	(7,511)

Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	302	253	146	130
Share-based compensation	665	1,787	337	913
Revaluation of liabilities in respect of IIA grants	402	(23)	221	205
Revaluation of contingent consideration for the purchase of shares	1,120	539	570	615
Increase in severance liability, net	20	-	12	-
Net financing expenses (income)	(265)	(260)	(127)	(31)
	2,244	2,296	1,159	1,832
Changes in asset and liability items:
Increase in trade receivables	(241)	(155)	(201)	(12)
Decrease (increase) in inventories	(279)	546	(132)	377
Decrease (increase) in other receivables	(277)	(329)	278	(180)
Increase (decrease) in trade payables	(1,210)	527	(2,487)	254
Increase (decrease) in other payables & deferred revenues	(459)	555	1,606	1,496
	(2,466)	1,144	(936)	1,935
Net cash flows used in operating activities	(8,998)	(7,845)	(4,239)	(3,744)
Cash Flows from Investment Activities:
Purchase of property and equipment	(365)	(440)	(169)	(113)
Interest received	27	41	12	32
Proceeds from (investment in) short term bank deposits, net	(16,837)	(23,734)	3,007	5,477
Net cash provided by (used in) investing activities	(17,175)	(24,133)	2,850	5,396
Cash Flows from Financing Activities:
Proceeds from exercise of options	2	-	2	-
Proceeds from IIA grants, net of repayments	(37)	-	(65)	-
Net cash used in financing activities	(35)	-	(63)	-
Exchange rate differences on cash and cash equivalent balances	117	70	76	(84)
Increase in cash and cash equivalents	(26,091)	(31,908)	(1,376)	1,568
Balance of cash and cash equivalents at the beginning of the period	28,866	42,502	4,151	9,026
Balance of cash and cash equivalents at the end of the period	2,775	10,594	2,775	10,594

ADJUSTED EBITDA

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
Loss for the period	(8,776)	(11,285)	(4,462)	(7,511)
Adjustments:
Financial (expenses) income, net	(1,410)	(581)	(759)	(811)
Depreciation and amortization	(302)	(253)	(146)	(130)
Share-based compensation expenses	(665)	(1,787)	(337)	(913)
Total adjustments	(2,377)	(2,621)	(1,242)	(1,854)
Adjusted EBITDA	(6,399)	(8,664)	(3,220)	(5,657)